SILVER-LEAD-ZINC POTENTIAL
                    VICTOR 1 MINERAL CLAIM
                    SLOCAN MINING DIVISION
                      SANDON AREA, B.C.
              NTS MAP SHEET 82K/3W AND 82F/094
    LATITUDE 50 DEGREES 00'N, LONGITUDE 117 DEGREES 17'W



                        Prepared for

                 PINE CREST VENTURES, INC.




                       PAUL KALLOCK
                   CONSULTING GEOLOGIST



                       MAY 9, 2001

TABLE OF CONTENTS




SUMMARY	                                          1
PROPERTY, LOCATION, ACCESS	                  2
LOCATION MAP, Figure 1	                          3
CLAIM MAP, Figure 2	                          4
LOCAL GEOLOGY MAP, Figure 3	                  5
HISTORY	                                          6
GENERAL GEOLOGY AND MINERALIZATION	          7
PROPERTY GEOLOGY	                          8
EXPLORATION POTENTIAL	                          9
CONCLUSIONS	                                 10
RECOMMENDATIONS	                                 10
COST ESTIMATE	                                 11
GEOLOGIST'S CERTIFICATE	                         12
REFERENCES	                                 13

SILVER-LEAD-ZINC POTENTIAL
VICTOR 1 MINERAL CLAIM
SLOCAN MINING DIVISION
SANDON AREA, B.C.


SUMMARY

The Victor 1 mineral claim is located 6 km east of New Denver, in south-eastern British Columbia. It is underlain predominantly by argillite and quartzite of the Upper Triassic to Lower Jurassic Slocan Group. Eleven formerly productive silver-lead-zinc mines adjoin the claim on the east and south. Together they have produced more than 8.76 million ounces of silver since mining began in the early 1890s. Although sulphide mineralization is not presently known within the property, favourable exploration targets are suggested where the projected extension of several of the fissure-vein lodes cross the more competent quartzite and/or where these projected extensions cross structurally folded areas.

A Phase 1 program of geological mapping and soil geochemical surveys is recommended as initial exploration at the Victor 1 claim. A budget of $7500 US would be required for this work. Follow-up mapping and sampling to enhance or extend the coverage of Phase 1 is recommended in Phase 2 at a cost of $12,500 US. If results are encouraging a Phase 3 program of excavator or dozer trenching and diamond drilling might be recommended at a cost of $120,000 US. Total estimated cost in three Phases is $140,000 US.


PROPERTY, LOCATION, ACCESS

The Victor 1 claim is located on the northeast side of Idaho Peak approx-imately 6 km east of the town of New Denver, B.C. Carpenter Creek flows westward through the north boundary of the claim. Northwesterly flowing Howson Creek bisects the claim and joins Carpenter Creek near the north-west corner of the claim. Elevation of the property ranges from 732 metres (2400 feet) along Carpenter Creek to 1650 metres (5400 feet) at the south-east corner of the claim. Coordinates of latitude 50 degrees 00'N, longitude 117 degrees 17'W cross the property within NTS may sheets 83K/3W and 72F/094, Slocan Mining Division.

Access to the property can be made from New Denver, B.C. by paved highway 31A which passes through the north portion of the claim. A footbridge near the historic town of Three Forks (now abandoned) crosses Carpenter Creek within 60 metres of the northeast corner of the claim. The southern, higher elevations of the claim can be reached by mine roads from Sandon, B.C., 4 km to the southeast. These roads can be kept open during the winter months with snow removal equipment.

As can be seen on the accompanying map the Victor 1 claim consists of 16 units which is 400 hectares (988 acres) less several pre-existing claims along Howson Creek and on the east edge of the property, for a net area of approximately 250 hectares (620 acres).

Claim Name		Tenure Number	Units		Current Expiry Date
   Victor 1		      385937	  16		    April 29, 2002

The author has worked extensively on adjoining properties during previous soil geochemical, geological and diamond drilling programs and has traversed portions of what is now the Victor 1 claim area.



Location Map


Claim Map


Geology Map

HISTORY

Six formerly productive mines are near the Victor 1 claim on the south and southeast as shown on the accompanying map. MINDEP computer files from the University of British Columbia list tonnages and grades as shown in the following table:

Mine	   Short Tons	 Ag, oz/ton	Au, oz/ton	Pb %	   Zn %

Idaho	        21825	     73.2	   0.0008	11.4	    0.549
Alamo	         8659	    103.0	   0.0012	37.8	   11.7
Queen Bess	18918	     76.3	   0.0014	49.4	    0.166
Palmita      	  783	     66.2	   0.0115	52.2	    4.92
Black Colt	  798	     53.9	   0.0170	35.8	   17.6
Silverite	   61	     77.1	   0.0164	53.8	    4.85


Near the Victor 1 claim and to the east are five formerly productive mines. Tonnage and grade figures for these mines are also from MINDEP files and are as follows:

Mine	   Short Tons	Ag, oz/ton	Au, oz/ton	Pb %	    Zn %

Monitor	        20976	     20.2	   0.0501	 7.23	    2.33
Victor	       164576	     25.1	   0.0147	14.5	    9.51
  (Violamac)
Cinderella	  249	     74.2		        66.3	    0.09
Lone Bachelor	 1826	     84.3	   0.0190	37.2	    6.57
Hinckley	  116	     25.6	   0.0094	15.4	    7.86


The total recorded production of silver from these eleven mines is 8.76 million ounces.

There is no recorded mineral production from ground held by the Victor 1 claim. A mill was established at Alamo (located in the northwest quarter of the claim) in 1894 to treat ore from the Idaho-Alamo-Queen Bess mines. An aerial tramway was constructed up Howson Creek to transport the ore. The millsite and a string of crown granted claims bisecting the Victor 1 claim along Howson Creek were probably acquired to secure land for the mill and tramway.

Earliest production figures from the vicinity appear to be for the Queen Bess mine which was located in 1892 and a shipment of 40 tons was made in 1893. It was acquired in 1897 by the Queen Bess Proprietary Company, of England who controlled it until 1903.

The Idaho and Alamo mines were also worked in the early 1890s. In 1916 Clarence Cunningham acquired the three properties. In the years 1918 to 1920 the Queen Bess Mine produced 11,680 tons with a net smelter value of $1,250,000. Last major production at the Alamo was 1928. Production ceased in 1937 at the Queen Bess when Cunningham died.

On the east side of the Victor 1 claim the Monitor vein-lode was discovered in 1895 and production began shortly thereafter. Sporadic mining continued until 1941 when work began on the adjoining Cork and Min section of the property. Although no production data is available, some stoping was done from the No. 1 adit of the Cork (Hedley, 1952).

The Victor lode was discovered in 1921 by G.A. Petty as a result of trenching and ground-sluicing on a hillside almost completely covered with overburden. Production was made from four adits until 1948 when Violamac Mines Ltd. acquired the property and subsequently deepened the mine with discovery of ore below the No. 4 level. The Lone Bachelor Mine, which is approximately 375 m south of the Victor Mine adits, was productive between 1901 and 1923. Ore at the Lone Bachelor was similar to the Monitor and Victor in that a small amount of gold was associated with pyrite and the silver-lead-zinc mineralization.

The earliest shipments from the Cinderella Mine, located below and to the northeast of the Victor Mine adits, were made in 1904. In 1936 the last production was recorded.

GEOLOGY AND MINERALIZATION

The Victor 1 claim occupies the northwest corner of the Sandon Mining Camp and is underlain predominantly by dark fine-grained clastic sediments of the Upper Triassic to Lower Jurassic Slocan Group. Granitic dykes and sills intrude the sedimentary package and may be related to the Late Jurassic Nelson Batholith which is located south of the Sandon area. Bedding of the Slocan Group and axes of the major folds strike northwesterly with dips of bedding either northeasterly or southwesterly. Formerly productive lode systems which include the Monitor, Victor (Violamac), Cinderella and Lone Bachelor deposits occur adjacent to the eastern side of the claim. Their lodes trend southwesterly with steep dips toward the northwest or southeast. On the south side of the Victor 1 claim the Idaho-Alamo-Queen Bess lode systems trend northeasterly and dip approximately 40 to 50 degrees southerly, although local variation between 20 and 70 degrees have been measured. Numerous places along the faults contain silver-lead-zinc mineralization but shoots of economic proportions are localized in zones of dilation between competent wallrocks. Other mineralized zones may be hosted in narrow fractures and joints which are either in a regional pattern or are transverse between major fault fissures (Goldsmith, 1987).

PROPERTY GEOLOGY

Geological mapping by Hedley in 1952 covered most of the claim except along the west and north margins where outcrops are probably scarce. Argillite and mixed banded sediments of the Slocan Group trend northwest with dips of bedding generally 35 to 70 degrees toward the southwest. Within the argillites, a broad band of quartzite is oriented sub-parallel to Howson Creek. Several sills or dykes of granitic rock intrude both the argillite and quartzite. A steeply dipping fault striking N10 degrees W is present near the southeast corner of the property. Hedley depicts this fault as a major disruption to the lithology and lode structure where it passes through the Queen Bess Mine. Several areas within the Victor 1 claim may have small fold structures. These localized fold areas are depicted by variable strikes and dips of bedding on Hedley's geological map. One of these areas is in the southeast corner of the claim near the previously mentioned fault. Others occur along the north margin of the claim.

EXPLORATION POTENTIAL

Silver-lead-zinc fissure-vein lodes similar to the formerly productive neighbouring mines are the type of deposits that could occur on the Victor
1 claim.  Within 1 mile to the south of the claim, the Idaho-Alamo-Queen
Bess lode systems produced nearly 4 million ounces of silver. The Idaho-Queen Bess system can be traced for 2 miles in length. Within one half mile to the east of the claim, the Monitor, Victor (Violamac), Lone
Bachelor, and Cinderella mines together produced more than 4.7 million ounces of silver. Several features that could be present within the Victor 1 claim are notable for their potential to localize mineralization. Firstly, the projected southwest trend of lode fissures of the Monitor, Cork, Victor and Lone Bachelor mines may pass into the Victor 1 claim. Where these possible extensions cross competent beds such as the quartzite, or where they cross fold structures such as near the southeast corner of the claim, structural conditions may have prepared openings to allow concentrations of sulphide mineralization to constitute economic deposits.

In the Sandon Mining Camp northeasterly trending, through-going, parallel lode systems tend to occur at more or less equally spaced intervals. The horizontal distance between the Lone Bachelor lode and the Victor lode is approximately 335 m (1100 ft) and between the Victor and Cork lodes is approximately 400 m (1300 ft). An undiscovered lode may therefore exist between the Cork and the Monitor lodes which are approximately 732 m (2400 ft) apart. Outcrops are scarce along this hillside. Similarly, overburden may blanket mineralization in the Seaton Creek/Carpenter Creek valley bottoms which lie approximately 400 m (1300 ft) northwest and parallel to the Monitor lode. This Seaton Creek/Carpenter Creek lineament may pass through a structural fold area in the northern part of the Victor 1 claim and an adit which Hedley (1952) has mapped along the Alamo Mill-Queen Bess road at 842 m (3200 ft) elevation. Soil geochemical surveys have been successful in locating economic deposits in other parts of the Sandon Mining camp. They may also be useful for targeting silver-lead-zinc mineralization at the Victor 1 claim.

CONCLUSIONS

The Victor 1 claim is underlain by southwest dipping argillite and quartzite beds of the Upper Triassic to Lower Jurassic Slocan Group. Minor outcrops of younger granitic sills or dykes intrude the sediments. Eleven formerly productive silver-lead-zinc mines adjoin the Victor 1 claim on the east and on the south. Extensions of several of these fissure-vein lodes can be projected into the claim area. Where these extensions cross structurally folded rock or where they pass through competent beds such as the quartzite, economic sulphide concentrations may have formed. A program of geological mapping and soil geochemical surveys may aid in locating deposits.

RECOMMENDATIONS

A Phase 1 program of reconnaissance geological mapping concurrent with grid layout and a soil geochemical survey should be carried out at the Victor 1 claim. In order to aid in recognition of structural and alteration features of the potential fissure-vein lodes, examination should be made of the surface and accessible underground workings of the Monitor, Cork, Victor (Violamac) and Lone Bachelor mines. A continuation of geological mapping and soil geochemical surveys may be warranted as Phase 2 to focus the exploration and/or expand the coverage. Dozer or backhoe trenching of soil geochemical anomalies and geological mapping and rock geochemical sampling of trenches might follow the soil geochemical survey as Phase 3. Reclamation of the trenches may also be budgeted in Phase 3 exploration.

If the mapping and sampling surveys are successful, Phase 3 exploration could require diamond drilling of the anomalous areas. Depending on the accessibility of the drill targets, drill roads may be constructed or old roads reopened.

COST ESTIMATE

Phase 1

Reconnaissance and Orientation
Geological mapping	                 $1200 US
Soil geochemical survey  	           900
Analyses	                          1500
Good and lodging	                   300
Food and lodging	                   300
Vehicle and fuel	                   750
Supplies	                            50
Engineering and supervision	           600
Reporting	                          1500
                                         ------
		                          6800
Contingencies @ 10%, approx.	           700

	Total, Phase 1	                  7500	          $ 7,500 US

Phase 2

Detailed geological mapping, soil geochemical
sampling, possibly focused on favourable areas
defined in Phase 1, allow		                  $12,500 US

Phase 3

Trenching, drilling, reclamation, support services,
allow			                                  $120,000 US
                                                          ===========

	              Total, Phases 1, 2, and 3		  $140,000 US

Results of each Phase should be compiled into an engineering or geological report; continuance to the subsequent Phase should be contingent upon receiving favourable conclusions and recommendations from an Engineer or Geologist.
						Respectfully submitted,


					/s/	Paul Kallock
						Consulting Geologist
Vancouver, B.C.  May 9, 2001

GEOLOGIST'S CERTIFICATE




I, Paul Kallock, do state: that I am a geologist with offices at 304-595 Howe Street, Vancouver, B.C. V6C 2T5


I Further State That:


1.	I have a B.Sc. degree in Geology from Washington State University,
1970.  I am a Fellow of the Geological Association of Canada.

2.	I have engaged in mineral exploration since 1970, both for major mining and exploration companies and as an independent geologist.

3.	I have authored the report entitled, "Silver-Lead-Zinc Potential,
Victor 1 Mineral Claim, Slocan Mining Division, Sandon Area, B.C."   The
report is based on my review of previously accumulated geologic data and from experience on adjacent properties.

4.	I have no direct or indirect interest in any manner in the property, nor do I anticipate receiving any such interest.

5.	I consent to the use of this report in a prospectus or in a statement of material facts related to the raising of funds.










						/S/   Paul Kallock
						      Consulting Geologist
Vancouver, B.C.
May 9, 2001

REFERENCES

Cairnes, C.E., 1935. Description of Properties, Slocan Mining Camp, B.C. GSC Memoir 184.

Goldsmith, L.B., 1987. Idaho-Alamo-Queen Bess Mineral Claim Group, Howson Creek-Idaho Peak Area, Sandon, B.C. Private Report for Trio Gold Corp.

Hedley, M.S., 1952. Geology and Ore Deposits of the Sandon Area, Slocan Mining Camp, B.C. BCDM Bull. No. 29.

MINDEP Computer Files, University of British Columbia.